Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 5, 2014
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VIA EDGAR
Sheila Stout
Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	RMR Real Estate Income Fund File No. 811-22260

Dear Ms. Stout:

Thank you for your oral comments on July 10, 2014 regarding the annual shareholder report (the "Annual Report") for RMR Real Estate Income Fund's (the "Fund") 2013 fiscal year, filed on Form N-CSR with the Securities and Exchange Commission (the "Commission") on February 21, 2014. The Fund has considered your comments to the Annual Report and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Fund's responses.

* * * * * * *

Sheila Stout
August 5, 2014

Comments and Responses

1.
Please confirm to us that the Fund is in compliance with Rule 19a-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), including notifying shareholders of the sources of distributions not from net income.

The Fund confirms that it is in compliance with Rule 19a-1 under the 1940 Act, including notifying shareholders of the sources of distributions not from net income, to the extent any such distributions have been made.

2.	In the Financial Highlights for future shareholder reports, please state expenses including interest expense before expenses excluding interest expense under "Ratios/Supplemental Data."

The Fund will make the requested change in future shareholder reports.

3.
Note G states that the Fund "is required to pledge portfolio securities as collateral in an amount up to 250% of the loan balance outstanding" in connection with the Fund's revolving credit facility (the "Facility") with BNP Paribas Prime Brokerage Inc. ("BNPP"). Please confirm to us, and include in future shareholder reports, the minimum amount of portfolio securities required to be pledged to BNPP in connection with the Facility. Please also confirm to us whether rehypothecated securities are included or excluded from such minimum required amount.

The Fund has informed us that the minimum amount of portfolio securities required to be pledged to BNPP in connection with the Facility is 200% of the loan balance outstanding. The Fund confirms that it will include disclosure to this effect in future shareholder reports. The Fund also confirms that rehypothecated securities are included in (i.e., "count toward") such minimum required amount.

* * * * * * *

The Fund acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the Annual Report;

Sheila Stout
August 5, 2014

•	Commission staff comments on, or changes to disclosure in response to staff comments in, the Annual Report do not foreclose the Commission from taking any action with respect to the Annual Report; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon